=================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                             FORM 10-SB
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                        L.C.M. Equity, Inc.
       (Exact name of registrant as specific in its charter)

Nevada                             Applied For
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                        1028 Hamilton Street
                             Suite 404
                    Vancouver, British Columbia
                           Canada V6B 2R9
       (Address of executive offices, including postal code)


Registrant's telephone number:       (604) 408-7553

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

  Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
-----------------------------------------------------------------
                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)
 ==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     L.C.M. Equity, Inc. was incorporated under the laws of the state of Nevada on January 12, 1999 to engage in the business of determining the sex of animals prior to conception. On or about March 10, 2000, L.C.M. Equity changed it business purpose to creating and implementing on-line Internet literary interaction. On March 20, 2000, L.C.M. Equity, Inc. incorporated Uscribble.com Writing Inc. hereinafter "Uscribble" as a wholly owned subsidiary corporation. Uscribble was incorporated under the laws of the province of British Columbia. L.C.M Equity, Inc. and Uscribble are collectively referred to hereinafter as the "Company."

General

     The Company is in the start-up stage and has not initiated operations. The information set forth below has not been implemented by the Company as of the date hereof, but represents the Company's plan of operation in the future. Accordingly, there is no historical basis for the following information.

     The Company intends to engage in the business of creating and implementing on-line Internet literary interaction for a membership fee. On-line Internet literary interaction will provide a forum for amateur writers to:

     1. Showcase and improve their literary composition by way of competitions.
     2.   Interact with one another through discussion on a chat site.
     3.   Obtain literary educational tools from the Company.

     In order to implement the foregoing, the Company intends to establish an Internet Web-site. As of the date hereof, the web-site has not been established, however, the Company is in the process of developing the same.

Internet Web-Site

     The Company's website will be accessible to customers with a desktop or laptop personal computer with Internet access through a dial up server or cable or network access.

     Persons who wish to participate will be able to subscribe for membership over the Internet by completing an application form appearing at the website. The membership fee will be $19.95 and will be paid via a credit card. Additional fees will be charged to display literary works.

     The website will be controlled by the Company and will be designed to invite customers to sign up and apply for a membership. Upon acceptance, the approved customer is then given a username and password and is thereby able to access the Company's website over the Internet through their Internet service provider.

     The Company's website will allow customers enter contests, interact with other authors on a chat page, and display their literary compositions. No additional fee will be charged to interact on the chat page or for one entry to each of the Company's annual contests, however, a fee will be charged for additional entries to the annual contests.

     The Company owns and has the copyright to the website
www.Uscribble.com.   The Company intends to sell space on its website
to advertisers. The Company does not intend to limit the nature of the advertising.

Contests

     The Company intends to promote prose and poetry contests. The Company will charge a membership fee $19.95 which will allow one entry into each of the Company's annual contests. The Company intends to hire three established authors as independent contractors to act as judges of the competition. As of the date hereof, the Company has entered into negotiations with a number of individuals to act as judges of the competition, however, no agreements have been reached with any individual and there is no assurance that the Company will ever enter into any agreements with any individuals to act as judges of the Company's competition.

Publications

     The Company intends to develop publications which are promoted by the Company to the general public and for use in developing literary skills such as writing and publish prose and poetry. The publications will be written by the Company with the aid of literary consultants to the Company. As of the date hereof, the Company has not retained the services of any literary consultants and there is no assurance that the Company will ever enter any agreements with any literary consultants. The Company has not determined if it will print its own publications or retain the services of a non-affiliated third party to print its publications. As of the date hereof, the Company has not produced any publications and there is no assurance that the Company will ever produce any of its own publications.

Competition

     The Company expects to encounter competition from existing literary societies which sponsor writing and poetry contests as well book publishers. Many of the Company's potential competitors have or may have, as the case may be, greater capital and other resources than the Company. There can be no assurance that the Company will be able to generate meaningful revenues or earnings from its proposed Internet website operations or otherwise successfully compete in the future.

     The Company may have difficulty in attracting members to its site if it is unable to construct its website in such a fashion as to provide a unique and enjoyable literary experience for members. In addition, the Company recognizes the need to spend funds on advertising and promotion of its site through a host of Internet sites that management believes are visited by potential members who enjoy the challenge of writing and/or attempting to publish prose or poetry.

Literary Skills Programs

     The Company's intends to develop and offer a basic literary skill
education to its members.   The basic literary skill education will
consist of articles and dialogue which serve to expand the literary awareness of amateur writers. From time to time, the Company intends to have online speakers present and teach writing skills to its members. The Company intends to supplement its program with its publications.

     The Company intends to advertise and promote its club through all available advertising mediums, which are in any manner related to the publications of books, book club, poetry clubs and publications, television shows or Internet sites which relate to the foregoing. As of the date hereof, the Company has not initiated any advertising and does not intend to do so until such time as the construction of its Internet website has been completed.

Software

     In order to initiate its operations, the Company has entered into a non-exclusive software license agreement with Web-Scape Internet Management of Vancouver, British Columbia to acquire and develop all software necessary to operate its literary website. The software is customized and includes Hyper Text Mark-up Language (HTML) coding.

     The Company does not intend to undertake any software development or research, but intends to rely entirely on the efforts of Web-Scape Internet Management. The Company may not license the software to anyone other than wholly owned subsidiary corporations of the Company.

     In the event that Web-Scape Internet Management ceases operations for any reasons or refuses to renew its agreement with the Company, the Company will seek the services of another vendor.

     The Company also believes that the lack of financial security on the Internet is hindering economic activity thereon. To ensure the security of transactions occurring over the Internet, U.S. federal regulations require that any computer software used within the United States contain a 128-bit encoding encryption, while any computer software exported to a foreign country contain a 40-bit encoding encryption. There is uncertainty as to whether the 128-bit encoding encryption required by the U.S. is sufficient security for transactions occurring over the Internet. The Company believes that financial security on the Internet is achievable by employing a VeriSign Secure Site Digital ID from the Canadian Imperial Bank of Commerce (CIBC).

Trademarks and Copyrights

     The Company intends to obtain trademarks and copyrights when necessary. As of the date hereof the Company owns no trademarks or copyrights. Prose and poetry appearing on its website will be copyrighted in the name of the author.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process as the Company begins to implement its plan of operation through 2000. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control.

Company's Office

     The Company's headquarters are located at 1028 Hamilton Street, Suite 404, Vancouver, British Columbia, Canada V6B 2R9 and its telephone number (604) 408-7553.

Employees

     The Company is a development stage company and currently has one employee other than its Officers and Directors. The Company intends to hire additional employees as needed.

Risk Factors

     1. Company No History of Earnings. The Company has no operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to market its services. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support its literary club.

     3. Dependence on Technology Suppliers. The Company is dependent upon an outside technology suppliers for the preparation and creation of its web site.

     4. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     5. Foreign Operations Risks. The Company's principal business operations will be located in Vancouver, British Columbia, Canada. British Columbia laws relating to taxation, business licensing and other areas may be different from those typically encountered in the United States.

     6. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of publishing.

     7. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day to day affairs of the Company.

     8. Issuance of Additional Shares. 194,850,000 shares of Common Stock or 97.43% the 200,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     9. Indemnification of Officers and Directors for Securities Liabilities. The laws of the State of Nevada provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Corporation Act of the State of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     10. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     11. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company expects to earn revenues in the fourth quarter of 2000. There is no assurance, however, that the Company will earn said revenues as planned.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property. The
Company's only asset is cash.

     The Company's headquarters are located at 1028 Hamilton Street, Suite 404, Vancouver, British Columbia, Canada V6B 2R9 and its telephone number is (604) 408-7553. The Company rents the office space on a month-to-month basis from April 1, 2000, pursuant to an oral agreement. The monthly rental is US$350.00.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                                Number of                Percent of
address of owner         Shares         Position                 Class

Brian McAlister          2,000,000      President and Chairman   38.83%
1265 Jefferson                          of the Board of
West Vancouver, B.C.                    Directors
Canada V7T 2B1

Lisa Zumpano          100,000           Secretary, Treasurer      1.94%
283 Davie Street                        Chief Financial Officer
#702                                    and a Director
Vancouver, B.C.
Canada V6B 5T6

John Donaldson        555,561           Member of the Board     10.79%
7811 Angus Drive                        of Directors
Vancouver, B.C.
Canada V6P 5K7

All officers and    2,655,561                                   51.56%
directors as a
group (3 persons)

James Chan            277,777                                     5.39%
c/o Brent Asia
 Pte. Ltd.
12 Louang Cresent
Singapore 508980

Peter Chow            277,777                                     5.39%
12 Jalan SS - 22A
Kaula Lumpa
Malaysia

Donna Lavigne         555,554                                    10.79%
1980 Gilespie Rd.
RR#1
Sooke, B.C.
Canada V0S 1N0

Roland Kwang          277,777                                     5.39%
Motorola Innovation Center
Aug Mo Kio Industrial Park
Singapore

Peter Whyte           277,777                                     5.39%
151-10090 152nd St.
#401
Surrey, B.C.
Canada V3R 8X8

Fred Lee              277,777                                     5.39%
Seven Union Trading Co. Ltd.
2nd Floor
162 Shun South Road
Taipei, Taiwan

Steve McKee           500,000                                     9.71%
5177 Alderfield Place
West Vancouver, BC
Canada V7W 2W7

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Brian McAlister          43        President and Chairman of the Board
                                   of Directors
Lisa Zumpano             28        Secretary, Treasurer, Chief
                                   Financial Officer and a member of
                                   the Board of Directors
John Donaldson           64        Member of the Board of Directors

     Each director serves for a term of one year and are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Brian McAlister - President and Chairman of the Board of Directors

     Mr. McAlister has been the President and Chairman of the Board of Directors of the Company since March 12, 2000. Since March 20, 2000, Mr. McAlister has been a Director of Uscribble.com Writing Inc. Since 1988, Mr. McAlister has been President of Cornet Capital Corp., a corporation owned and controlled by Mr. McAlister which is engaged in the business of assisting start-up corporations with capital raising, funding and other consulting activities. From November 1999 to July 2000, Mr. McAlister was a director of Advanced Interactive, Inc., a Vancouver, British Columbia corporation, engaged in the business of developing interactive television. From February 1992 to October 1997, Mr. McAlister was a member of the Board of Directors of Novadigm, Inc. a corporation whose securities were traded on the NASDAQ small cap
system.   Mr. McAlister holds a Bachelor of Science degree in Business
Administration with a major in finance from the University of Denver. Mr. McAlister is the husband of Lisa Zumpano, the Company's Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors.

Lisa Zumpano - Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors.

     Ms. Zumpano has been Secretary,Treasurer, Chief Financial Officer, and a and a member of the Board of Directors of the Company since March 12, 2000. Since March 20, 2000, Ms. Zumpano has been President and a member of the Board of Directors of Uscribble.com Writing Inc. From 1997 to 2000, Ms. Zumpano was employed by Red Emerald Ltd., formerly known as Neary Resources Corporation, a corporation located in Vancouver, British Columbia which was engaged in the business of introducing of a rare gemstone to the gem and jewelry business. Ms. Zumpano was responsible for operations and from 1998 to 1999 was employed by Red Emerald in marketing. From 1994 to 1997, Mr. Zumpano was employed Cornet Capital Corp., a Vancouver, British Columbia corporation which was engaged in the business of assisting start-up corporations with capital raising, funding and other consulting activities. Ms. Zumpano's was responsible assisting clients with public relations. From 1994 to 1998, Ms. Zumpano was engaged in investor relations by the following corporations: Proginet Corp.; Forecross Corp.; Novadigm Inc; and, Red Emerald Ltd. (formerly Neary Resources Corp.) all of which are listed for trading on the Vancouver Stock Exchange. Ms. Zumpano is the wife of Brian McAlister, the Company's President and Chairman of the Board of Directors.

John Donaldson - Member of the Board of Directors.

     Since inception of the Company, Mr. Donaldson has been a member of the Board of Directors of the Company. From inception of the Company until March 12, 2000, Mr. Donaldson served as President of the Company. From 1980 to May 2000, Mr. Donaldson was self-employed operating a private investor relations and financing company in Vancouver, British Columbia.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company during the last three years, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE
(a)         (b)   (c)     (d)     (e)     (f)        (g)        (h)     (i)
                                 Other   Restricted Securities          All
Name and                         Annual  Stock      Underlying  LTIP    Other
Principal                        Compen-            Options/            Compen-
Position     Year Salary  Bonus  sation  Award(s)   SARs        Payouts sation
                  ($)     ($)    ($)     ($)         (#)        ($)     ($)

Brian        1999  0       0      0       0           0          0       0
 McAlister   1998  0       0      0       0           0          0       0
President    1997  0       0      0       0           0          0       0

Lisa         1999  0       0      0       0           0          0       0
 Zumpano     1998  0       0      0       0           0          0       0
Secretary    1997  0       0      0       0           0          0       0
Treasurer

John         1999  0       0      0       0           0          0       0
 Donaldson   1998  0       0      0       0           0          0       0
Director     1997  0       0      0       0           0          0       0

     The Company intends to pay the following salaries in 2000, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Brian McAlister     President           2000           $   -0-
Lisa Zumpano        Secretary/Treasurer 2000           $24,000

     There are no retirement, pension, stock option plans, or profit sharing plans for the benefit of the Company's officers and directors.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On April 5, 1999, the Company issued 555,561 shares of common stock to John Donaldson and Donna Lavigne in consideration of $2,777.81. At the time, Mr. Donaldson was President and a member of the Board of Directors of the Company and Ms. Lavigne was Secretary and a member of the Board of Directors of the Company. Mr. Donaldson has since resigned his position as President, but continues to be a member of the Board of Directors. On March 12, 2000, Ms. Lavigne resigned as an officer and director of the Company.

     On April 5, 1999, the Company issued an additional 555,554 shares of common stock to Mr. Donaldson and Ms. Lavigne in consideration of $2,777.77.

     On March 15, 2000, the Company issued 2,100,000 shares of common stock to Brian McAlister and Lisa Zumpano in consideration of $21,000. Mr. McAlister and Ms. Zumpano were officers and directors of the Company at the time of issuance.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party defendant in any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, there fore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     As of June 30, 2000, the Company had 12 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 5,150,000 shares of Common Stock issued and outstanding as of June 30, 2000. Of the 5,150,000 shares of the Company's Common Stock outstanding, 1,388,885 shares are freely tradeable and 3,761,115 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     On April 5, 1999, the Company sold 2,500,000 shares of common stock to John Donaldson and Donna Lavigne and five other individuals in consideration of $$12,500. The shares were issued pursuant to Reg. 504 of the Securities Act of 1933 (the "Act").

     On March 15, 2000, the Company issued 2,150,000 shares of common stock to Brian McAlister (2,000,000); Lisa Zumpano (100,000); and Marie Cash (50,000) in consideration of $21,500. The shares were issued pursuant to Section 4(2) of the Act.

     On March 30, 2000, the Company issued 500,000 shares of common stock to Steve McKee in consideration of $100,000. The shares were issued pursuant to Section 4(2) of the Act.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 200,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer and Agent

     The Company's transfer and warrant agent is Pacific Stock Transfer Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is (702) 361-3033.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's articles of incorporation and bylaws do not contain provisions for indemnification.

ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.



                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)

                         TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT  .    .    .    .    .    .    F-1

FINANCIAL STATEMENTS
     Consolidated Balance Sheets   .    .    .    .    .    F-2
     Consolidated Statements of Operations   .    .    .    F-3
     Consolidated Statement of Stockholders' Equity    .    F-4
     Consolidated Statements of Cash Flows   .    .    .    F-5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    .    .    F-6

Board of Directors
L.C.M. Equity, Inc.
Vancouver, British Columbia
Canada


                    INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheets of L.C.M. Equity, Inc. (a development stage company) as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended March 31, 2000, the period from January 12, 1999 (inception) to March 31, 1999, and the period from January 12, 1999 (inception) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.C.M. Equity, Inc. as of March 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended March 31, 2000, the period from January 12, 1999 (inception) to March 31, 1999, and the period from January 12, 1999 (inception) to March 31, 2000 in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception and has no revenues. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

June 21, 2000

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
                    CONSOLIDATED BALANCE SHEETS


                                   March 31,      March 31,
                                   2000           1999
ASSETS

CURRENT ASSETS
 Cash                              $ 114,279      $ 10,600
                                   ---------      --------
     Total Current Assets            114,279        10,600
                                   ---------      --------

     TOTAL ASSETS                  $ 114,279      $ 10,600
                                   =========      ========

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                   $   1,032      $     -
                                   ---------      --------
     Total Current Liabilities         1,032            -
                                   ---------      --------

COMMITMENTS AND CONTINGENCIES             -             -
                                   ---------      --------
STOCKHOLDERS' EQUITY
 Common stock, 200,000,000 shares
  authorized, $.001 par value;
  5,150,000 shares and 2,500,000
  shares issued and outstanding,
  respectively                         5,150         2,500
 Additional paid-in capital          128,850        10,000
 Deficit accumulated during
  development stage                  (20,753)       (1,900)
                                   ---------      --------
     Total Stockholders' Equity      113,247        10,600
                                   ---------      --------

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY         $ 114,279      $ 10,600
                                   =========      ========






   The accompanying notes are an integral part of these financial statements.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
               CONSOLIDATED STATEMENTS OF OPERATIONS


                                 For           From          From
                                 the          1-12-99      1-12-1999
                                 Year       (Inception)   (Inception)
                                 Ended          to            to
                                 3-31-2000   3-31-1999     3-31-2000

REVENUES                      $        -   $        -   $        -
                              ------------ ------------ ------------
OPERATING EXPENSES
  General and administrative
   expense                             457          -            457
  Rent                                 344          -            344
  Management fees                   11,632          -         11,632
  Web site expenses                  6,430          -          6,430
  Accounting and legal expense         -          1,150        1,150
  Stock transfer expense               -            750          750
                              ------------ ------------ ------------
Total Operating Expenses            18,863        1,900       20,763
                              ------------ ------------ ------------
LOSS FROM OPERATIONS               (18,863)      (1,900)     (20,763)
 Other Income (Expenses):
  Interest Income                       10          -             10
                              ------------ ------------ ------------
LOSS BEFORE INCOME TAXES           (18,853)      (1,900)     (20,753)

INCOME TAXES                           -            -            -
                              ------------ ------------ ------------
NET LOSS                      $    (18,853)$     (1,900)$    (20,753)
                              ============ ============ ============
NET LOSS PER COMMON SHARE,
BASIC AND DILUTED             $      (0.01)$        nil $      (0.01)
                              ============ ============ ============
WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED                2,602,057    2,500,000    2,596,126
                              ============ ============ ============






   The accompanying notes are an integral part of these financial statements.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                     Deficit
                                                     Accumulated
                        Common Stock    Additional   During       Total
                    Number              Paid-in      Development  Stockholders'
                    of Shares Amount    Capital      Stage        Equity

Issuance of common
 stock in March 1999
 for cash at $.005
 per share          2,500,000 $ 2,500   $   10,000   $      -    $    12,500

Net loss for
 period ending
 March 31, 1999            -                    -       (1,900)       (1,900)
                    --------- -------   ----------  ----------   -----------
Balance,
 March 31, 1999     2,500,000   2,500       10,000      (1,900)       10,600

Issuance of common
 stock in March 2000
 for cash at an
 average of $0.01
 per share          2,650,000   2,650      118,850          -        121,500

Net loss for year ending
 March 31, 2000            -       -            -      (18,853)      (18,853)
                    --------- -------   ----------  ----------   -----------
Balance,
 March 31, 2000     5,150,000 $ 5,150   $  128,850  $  (20,753)  $   113,247
                    ========= =======   ==========  ==========   ===========















   The accompanying notes are an integral part of these financial statements.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
                CONSOLIDATED STATEMENTS OF CASH FLOWS


                         For            From           From
                         the            01/12/99       01/12/99
                         Year           (Inception)    (Inception)
                         Ended          to             to
                         12/31/00       12/31/99       12/31/00
                         2000           1999           2000

Cash flows from operating
 activities:
 Net loss                $ (18,853)     $ (1,900)      $ (20,753)
 Increase in accounts
  payable                    1,032            -            1,032
                         ---------      --------       ---------
Net cash used in operating
 activities                (17,821)       (1,900)        (19,721)
                         ---------      --------       ---------
Cash flows from investing
 activities                     -             -               -
                         ---------      --------       ---------
Cash flows from financing
 activities:
 Issuance of stock for
  cash                     121,500        12,500         134,000
                         ---------      --------       ---------
Net cash provided by financing
 activities                121,500        12,500         134,000
                         ---------      --------       ---------
Net increase in cash       103,679        10,600         114,279

Cash, beginning of period   10,600            -               -
                         ---------      --------       ---------
Cash, end of period      $ 114,279      $ 10,600       $ 114,279
                         =========      ========       =========

SUPPLEMENTAL DISCLOSURES:
 Interest expense        $      -       $     -        $      -
                         =========      ========       =========
 Income taxes            $      -       $     -        $      -
                         =========      ========       =========






   The accompanying notes are an integral part of these financial statements.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
           Notes to the Consolidate Financial Statements
                           March 31, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

L.C.M. Equity, Inc. (herein after "the Company"), was incorporated ion January 12, 1999 under the laws of the State of Nevada primarily for the purpose of acting as a holding company for subsidiaries that sell goods or provide services via the Internet. As of March 31, 2000, the Company's principal office is located Vancouver, British Columbia, Canada.

In March 2000, the Company formed a subsidiary, Uscribble.com Writing Inc. ("Uscribble"). Uscribble is expected to create a web site that will be used as an interactive literary site for aspiring amateur writers. L.C.M. Equity, Inc. and Uscribble.com Writing, Inc. are in the development stage and, at March 31, 2000, had not realized any significant revenues from their planned operations.

The Company serves as a holding company for its subsidiary's operations. References herein to the Company include the Company and it subsidiary, unless the context otherwise requires.

The Company's and its subsidiary's fiscal year end is March 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Development Stage Activities
The Company has been in the development stage since its formation on January 12, 1999. It is primarily engaged in acting as a holding company for subsidiaries that sell goods or provide services via the internet.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
           Notes to the Consolidate Financial Statements
                            March 31, 2000
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Concentration of Risk
The Company maintains three cash accounts in one commercial bank in Vancouver, British Columbia, Canada. One of the Company's cash accounts is a business checking account maintained in U.S. dollars, which totaled $80,446 as of March 31, 2000. This account is not insured.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At March 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Impaired Asset Policy
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company does not believe any additional adjustments are needed to the carrying value of its assets at March 31, 2000.

Basic and Diluted Loss Per Share
Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share were the same, as there were no common stock equivalents outstanding.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
           Notes to the Consolidate Financial Statements
                            March 31, 2000
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition
Revenues and cost of revenues are recognized when services and products are furnished or delivered. At March 31, 2000 and 1999, no revenues were realized or recognized by the Company or its subsidiary.

Income Taxes
No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company recorded a loss of $18,853 for the year ended March 31, 2000, and has an accumulated deficit of $20,753 at that date. The Company, being a development stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's services. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Year 2000
The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.

The Company has not purchased any software or hardware. When the Company does purchase software and hardware it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. As of March 31, 2000 the Company has not experienced any significant problems. Any costs associated with Year 2000 compliance will be expensed when incurred.

                        L.C.M. EQUITY, INC.
                   (A Development Stage Company)
           Notes to the Consolidate Financial Statements
                            March 31, 2000
NOTE 3 - COMMON STOCK

Upon incorporation, the Company authorized the issuance of 200,000,000 shares of common stock at a par value of $0.001 per share, of which there were 5,150,000 and 2,500,000 shares outstanding at March 31, 2000 and 1999, respectively.

In March 1999, 2,500,000 shares of common stock were sold through a private placement at a price of $0.005 per share. The offering was made pursuant to exemptions afforded by Sections (4)2 or 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. The private placement raised a total of $12,500, which proceeds will be used for general corporate purposes. Of the total shares issued, 1,111,115 shares were issued to officers and directors of the Company.

In March 2000, 2,650,000 shares of common stock were sold through a private placement at an average price of $0.01 per share. The shares were issued pursuant to Rule 144 of the 1933 Securities Act and are restricted as to public transfer for a minimum period of one year. Of the total shares issued, 2,100,000 shares were issued to officers and directors of the Company.

NOTE 4 - TRANSLATION OF FOREIGN CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt which are deferred and amortized over the remaining term of the debt. Non-monetary assets and liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this registration statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements

     Independent Auditors' Report
     Balance Sheet
     Statement of Income
     Statement of Cash Flows
     Statement of Shareholders' Equity
     Notes to Financial Statements
     Unaudited Quarterly Financial Statements

b)   List of Exhibits.

Exhibit No.    Description

3.1            Articles of Incorporation - L.C.M.

3.2            Bylaws - L.C.M.

3.3            Articles of Incorporation - Uscribble

4.1            Specimen Stock Certificate.

27.1           Financial Data Schedule

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              L.C.M. Equity, Inc.


                              BY: /s/ Brian McAlister
                                  Brian McAlister, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ Brian McAlister
Brian McAlister          President and Chairman   July 11, 2000
                         of the Board of Directors



/s/ Lisa Zumpano
Lisa Zumpano             Secretary, Treasurer,     July 11, 2000
                         Chief Financial Officer,
                         and a member of the
                         Board of Directors

_______________________
John Donaldson                                    ___________, 2000
                         Member of the Board of
                         Directors